SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

31 March 2022

PRUDENTIAL CONFIRMS LEADERSHIP CHANGES AS PREVIOUSLY ANNOUNCED

Following the announcement on 10 February 2022 regarding leadership changes, Prudential plc ("Prudential" or the "Company"), confirms that Mike Wells will retire as Group CEO and as a Director of Prudential with effect from today.

As part of the orderly succession process of the management team, effective 1 April 2022 Mark FitzPatrick will become Interim Group CEO.

Mr FitzPatrick will retain this position while the Board is conducting a search for a Group CEO, which includes both internal and external candidates. Thereafter he will step down from the Board and remain available to the Company as an adviser for a period.

James Turner, formerly Group Chief Risk & Compliance Officer, will become Group CFO, succeeding Mr FitzPatrick.

Avnish Kalra, formerly Chief Risk Officer for the Group's Asian and African businesses, will succeed Mr Turner as Group Chief Risk & Compliance Officer and will join the Group Executive Committee.

Both Mr Turner and Mr Kalra will also assume their roles effective 1 April 2022.

Prudential confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

ENDS

Notes to editors:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 29186348

About Prudential plc

Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary